Exhibit 99.5

Email Announcement to Employees

Email to be issued at 6:45 am on Friday, September 16 (day of announcement)

To:	Imagistics Employees
From:	Marc Breslawsky
Subject:	Important Announcement - Océ to Acquire Imagistics. Webcast Today

I have exciting news. Today, Océ N.V., a Netherlands based, global leader in the copier, printer and document management industry, announced that it will launch a friendly tender offer to buy all of the outstanding Imagistics shares. What this means is that Océ will acquire Imagistics if the tender is successful.

If the tender is successful, Imagistics will be named “Océ Imagistics” and will be the largest Océ operating company in North America. Effective January 1, 2006, I will lead Océ’s entire North American business and be elected to Océ’s Executive Board, and Joe Skrzypczak will head up the Océ Imagistics business serving the office market in the United States. The Océ Imagistics headquarters will remain in Trumbull, Connecticut.

What does this mean to the Imagistics employee and customer? From a business perspective, this means that we can serve the high volume, commercial printing, facilities management, and software needs of a global customer base. We will continue the best of breed strategy for our products in segments 1-5, complemented by Océ’s high volume products in segments 5-6. From a personal perspective, for the overwhelming number of Imagistics employees, we do not anticipate major changes.

Océ clearly recognizes the great work that has been done by Imagistics employees since the spin-off from Pitney Bowes. We believe they are attracted to the quality of our people, our business model, and our excellent results over the past three and one half years. The two companies have a common culture and their products and markets complement each other perfectly. We believe this transaction is in the best interests of Imagistics employees, customers, suppliers and shareholders.

To learn more about this exciting opportunity, your manager will be hosting a webcast presentation in your local conference room, and there will be an opportunity for you to ask questions following my presentation. The presentation and my comments will also be posted on the Employee Portal for access at any time after 5:30 pm eastern time today.

There will also be a series of employee meetings in the Trumbull, Denver and Melbourne facilities.

The following is the schedule for today:

Webcasts:

11:00 am	Managers and employees located in the Eastern
(Eastern time)	time zone

12:00 pm	Managers and employees located in the Central,
(Eastern time)	Mountain, and Pacific time zones (9:00 am Pacific, 10:00 am
Mountain, 11:00 am Central time)

Employee Meetings at Large Imagistics Facilities:

Trumbull headquarters - 10:00 am Eastern time

Melbourne facility – 4 sessions beginning at 10:00 am Eastern time

Denver facility - 3 sessions beginning at 9:00 am Mountain time

I remind you that any inquiries about this transaction from the media or investors are to be forwarded to Jim Magrone, Vice President, Corporate Communications and Investor Relations at 203-365-2361.

This transaction is a great opportunity for Imagistics and I look forward to providing more information to you on the webcast.

Marc

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of Imagistics common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all shareholders of Imagistics at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov).